FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Report on Change of Shares (Officers and Principal Shareholders)
[English Translation]

2.	Report on Change of Shares (Officers and Principal Shareholders) to the Korean Financial Supervisory Commission
[English Translation]

3.	Report on Change of Shares (Officers and Principal Shareholders) to the Korean Financial Supervisory Commission
[English Translation]

4.	Correction Report on the Report on Change of Shares (Officers and Principal Shareholders) to the Korean Financial Supervisory Commission
[English Translation]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	October 28, 2004	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1.

[English Translation] 27th October 2004

1. Company Information
Name	Webzen Inc.	Company Code	069080
Corporation Division	KOSDAQ	CEO	Nam Ju Kim
Company Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Total # of Issued Shares	Common Shares	Preferred Shares	Total
	12,970,000	-	12,970,000

2. Reporter’s Information
Section	Change
Name	Korean	Nam Ju Kim	Chinese
	Personal Identification Number		720407-1009151
Address	179-19 Nonhyun-Dong, Kangnam-Gu, Seoul
Relationship with The Company	Position		CEO
	Nominated Date	2/28/2003	Resignation Date	-
	Principal Shareholder		No
Contact Person	Telephone Number	3498-1649
	Department	Management Support	Position	Assistant General Manager
	Name		Byung Ju Lee

3. Shareholder position
A. Change Summary
Report Date		Owned Shares
		Section	Number Of Shares	Percentage (%)
Prior Submission Date	5/28/2003	Common Shares	267,293	7.64
		Preferred Shares	-	-
		Total	267,293	7.64
Submission Date	10/27/2004	Common Shares	801,879	6.18
		Preferred Shares	-	-
		Total	801,879	6.18
Fluctuation		Common Shares	534,586	-1.46
		Preferred Shares	-	-
		Total	534,586	-1.46

B. Trading details
Report Reason	Change Date	Type of Stock	Number of shares possessed			Purchase/Disposal Price(Won)	Remark
Free Issue	6/28/2004	Common Shares	Prior	Change	Post	0	-
Total			267,293	534,586	801,879
			-	534,586	-	-	-

Item 2.

[English Translation] 27th October 2004

1. Company Information
Name	Webzen Inc.	Company Code	069080
Corporation Division	KOSDAQ	CEO	Nam Ju Kim
Company Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Total # of Issued Shares	Common Shares	Preferred Shares	Total
	12,970,000	-	12,970,000

2. Reporter’s Information
Section	Change
Name	Korean	Won Seon Kim	Chinese
	Personal Identification Number		590327-1025810
Address	179-19 Nonhyun-Dong, Kangnam-Gu, Seoul
Relationship with The Company	Position	CFO
	Nominated Date	2/28/2003	Resignation Date	-
	Principal Shareholder	No
Contact Person	Telephone Number	3498-1649
	Department	Management Support	Position	Assistant General Manager
	Name	Byung Ju Lee

3. Shareholder position
A. Change Summary
Report Date		Owned Shares
		Section	Number Of Shares	Percentage (%)
Prior Submission Date	5/28/2003	Common Shares	25,400	0.73
		Preferred Shares	-	-
		Total	25,400	0.73
Submission Date	10/27/2004	Common Shares	76,200	0.59
		Preferred Shares	-	-
		Total	76,200	0.59
Fluctuation		Common Shares	50,800	-0.14
		Preferred Shares	-	-
		Total	50,800	-0.14

B. Trading details
Report Reason	Change Date	Type of Stock	Number of shares possessed			Purchase/Disposal Price(Won)	Remark
Free Issue	6/28/2004	Common Shares	Prior	Change	Post	0	-
Total			25,400	50,800	76,200
			-	50,800	-	-	-

Item 3.

[English Translation] 27th October 2004

1. Company Information
Name	Webzen Inc.	Company Code	069080
Corporation Division	KOSDAQ	CEO	Nam Ju Kim
Company Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Total # of Issued Shares	Common Shares	Preferred Shares	Total
	12,970,000	-	12,970,000

2. Reporter’s Information
Section	Change
Name	Korean	Ki Yong Cho	Chinese
	Personal Identification Number		740913-1119912
Address	179-19 Nonhyun-Dong, Kangnam-Gu, Seoul
Relationship with The Company	Position	CTO
	Nominated Date	2/28/2003	Resignation Date	-
	Principal Shareholder		No
Contact Person	Telephone Number	3498-1649
	Department	Management Support	Position	Assistant General Manager
	Name	Byung Ju Lee

3. Shareholder position
 A. Change Summary
Report Date		Owned Shares
		Section	Number Of Shares	Percentage (%)
Prior Submission Date	5/28/2003	Common Shares	267,293	7.64
		Preferred Shares	-	-
		Total	267,293	7.64
Submission Date	10/27/2004	Common Shares	801,879	6.18
		Preferred Shares	-	-
		Total	801,879	6.18
Fluctuation		Common Shares	534,586	-1.46
		Preferred Shares	-	-
		Total	534,586	-1.46

B. Trading details -
Report Reason	Change Date	Type of Stock	Number of shares possessed			Purchase/Disposal Price(Won)	Remark
Free Issue	6/28/2004	Common Shares	Prior	Change	Post	0	-
Total			267,293	534,586	801,879
			-	534,586	-	-

Item 4.

[English Translation] 27th October 2004

1. Company Information
Name	Webzen Inc.	Company Code	069080
Corporation Division	KOSDAQ	CEO	Nam Ju Kim
Company Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Total # of Issued Shares	Common Shares	Preferred Shares	Total
	12,970,000	-	12,970,000

2. Reporter’s Information
Section	Change
Name	Korean	Kil Saup Song	Chinese
	Personal Identification Number		760214-1221321
Address	179-19 Nonhyun-Dong, Kangnam-Gu, Seoul
Relationship with The Company	Position	CTO
	Nominated Date	2/28/2003	Resignation Date	-
	Principal Shareholder	No
Contact Person	Telephone Number	3498-1649
	Department	Management Support	Position	Assistant General Manager
	Name	Byung Ju Lee

3.	Disclosure Item for correction: Report on Change of Shares : Officers and Principal Shareholders

4.	Initial date of submission of the disclosure to be corrected: 10/9/2004

5.	Reason for correction: Incorrect input of information

6. Correction items:
Item	Before correction	After correction
3. Shareholders position A. Change summary	Prior submission date: 5/23/2003 Owned shares on Prior submission date: 782,829 Percentage(%) on Prior submission date: 6.04%	Prior submission date: 5/28/2003 Owned shares on Prior submission date: 260,943 Percentage(%) on Prior submission date: 7.46%
3. Shareholders position B. Trading details	-	Free issue of shares(+) / 6/28/2004 / Common shares / Prior 260,943 / Change: 521,886 / Post: 782,829 / Purchase/Disposal Price(Won): 0
3. Shareholders position B. Trading details	Total /Prior: 782,829 / Change: 60,000 / Post: 722,829	Total / Prior: - / Change: 461,886 / Post: -

B. Trading Details
Description	Change Date	Type Of Stock	Number of Shares Possessed			Purchase/Disposal Price(Won)	Remarks
			Prior	Change	Post
Free issue of shares (+)	6/28/2004	Common Shares	260,943	521,886	782,829	0	-
Sold in the market (-)	9/15/2004	Common Shares	782,829	-9,900	772,929	25,897	-
Sold in the market (-)	9/16/2004	Common Shares	772,929	-4,600	768,329	25,545	-
Sold in the market (-)	9/17/2004	Common Shares	768,329	-5,500	762,829	25,519	-
Sold in the market (-)	9/21/2004	Common Shares	762,829	-5,000	757,829	25,401	-
Sold in the market (-)	9/22/2004	Common Shares	757,829	-2,000	755,829	24,950	-
Sold in the market (-)	9/23/2004	Common Shares	755,829	-5,000	750,829	25,185	-
Sold in the market (-)	9/30/2004	Common Shares	750,829	-4,000	746,829	23,350	-

Sold in the market (-)	10/01/2004	Common Shares	746,829	-11,000	735,829	23,794	-
Sold in the market (-)	10/04/2004	Common Shares	735,829	-500	735,329	23,820	-
Sold in the market (-)	10/05/2004	Common Shares	735,329	-10,000	725,329	23,593	-
Sold in the market (-)	10/06/2004	Common Shares	725,329	-2,500	722,829	24,237	-
Total			-	461,886	-	-	-